Condensed Consolidated Interim Financial Statements

(Expressed in United States Dollars)

YUKON-NEVADA GOLD CORP.

For the three months ended March 31, 2011 and 2010
(Unaudited)

The prior period unaudited comparative information for
March 31, 2010 has not been reviewed by an independent
accountant.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying condensed consolidated interim financial statements of Yukon-Nevada Gold Corp. (the Company) have been prepared by management in accordance with accounting principles generally accepted in Canada, and within the framework of the summary of significant accounting policies disclosed in the notes to these consolidated financial statements.

A system of internal accounting control is maintained in order to provide reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management's authorization. This system includes established policies and procedures, the selection and training of qualified personnel and an organization providing for appropriate delegation of authority and segregation of responsibilities.

The Audit Committee of the Board of Directors meets periodically with management and the Company's independent auditors to review the scope and results of their annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board of Directors for approval. The Audit Committee is appointed by the Board of Directors and all of its members are independent directors. The Audit Committee is responsible for engaging or reappointing the external auditors.

These unaudited condensed consolidated interim financial statements have been approved by the Board of Directors on the recommendation of the audit committee.

“Robert Baldock”	“Shaun Heinrichs”

Robert Baldock	Shaun Heinrichs
President and	Chief Financial Officer
Chief Executive Officer

May 24, 2011

YUKON-NEVADA GOLD CORP.
Condensed Consolidated Interim Statement of Financial Position
(unaudited)
(In thousands of US dollars)

		March 31,	December 31,	January 1,
	notes	2011	2010	2010
			note 20	note 20
Assets
Current assets:
Cash and cash equivalents		$-	$-	$96
Accounts receivable and other		3,634	4,504	3,639
Inventories	7	17,012	21,280	9,930
		20,646	25,784	13,665
Restricted funds	8	37,829	32,248	29,175
Property, plant and equipment	9	161,187	157,936	147,589
Investment in joint venture	17	2,429	2,445	1,353
Deferred tax asset		-	-	895
Other assets		810	828	911

Total Assets		$222,901	$219,241	$193,588

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities		$56,247	48,981	39,560
Deferred revenue		-	-	4,838
Short term borrowings	13	12,995	8,926	-
Forward contracts	11	15,635	8,901	-
Warrants	12	84,243	10,642	3,179
		169,120	77,450	47,577
Warrants	12	13,585	139,943	6,678
Long term borrowings	13	11,698	15,030	-
Deferred tax liabilities		18,566	16,546	14,849
Decommisioning and rehabilitation provision	14	41,589	41,071	38,987
Other long-term liabilities		18	18	50
		254,576	290,058	108,141
Shareholders' equity/(deficiency) and reserves
Share capital	15	290,781	281,855	254,453
Contributed surplus	15	30,664	30,483	25,930
Accumulated other comprehensive income		3,258	2,169	-
Deficit		(356,378)	(385,324)	(194,936)
Total Shareholders' Equity/(Deficiency)		(31,675)	(70,817)	85,447

Total Liabilities and Shareholders Equity		$222,901	$219,241	$193,588

See accompanying notes to condensed consolidated interim financial statements.

Approved on behalf of the Board:

“Robert Baldock”	Director	“Graham Dickson”	Director

May 24, 2011

Nature of operations and going concern – Note 1

Commitments and contingencies – Note 19

YUKON-NEVADA GOLD CORP.
Condensed Consolidated Interim Statements of Operations and Comprehensive Income/(Loss)

(unaudited)
(In thousands of US dollars, except for share and per share amounts)

		Three months ended
		March 31,
	note	2011	2010
			note 20
Revenue		$18,973	$10,158
Cost of sales		32,890	13,460
Gross profit		(13,917)	(3,302)
Depreciation, depletion, and amortization		1,549	1,289

Loss from mine operations		(15,466)	(4,591)
Exploration costs		303	-
General and administrative expenses		1,364	1,120
Loss from operations		(17,133)	(5,711)
Other (loss) income:
Income/(loss) from joint venture	17	1	(12)
Finance costs		(2,938)	(44,650)
Interest and other income (loss)	6	49,482	8,409
Foreign exchange gain (loss)		679	(31)
		47,224	(36,284)
Income before income taxes		30,091	(41,995)
Income tax (expense)/recovery
Current		-	-
Deferred		(1,145)	80
		(1,145)	80

Net Income (Loss) for the period		28,946	(41,915)

Other Comprehensive Income/(loss):

Foreign currency translation adjustments		1,089	1,102
Total Comprehensive Income/(loss) for the period		30,035	(40,813)
Income/(loss) per share – basic		0.04	(0.07)
Weighted average number of shares outstanding (basic)		691,127,876	578,796,391
Income/(loss) per share – diluted		0.04	(0.07)
Weighted average number of shares outstanding (diluted)		837,359,668	578,796,391

See accompanying notes to condensed consolidated interim financial statements.

YUKON-NEVADA GOLD CORP.
Condensed Consolidated Interim Statements of Shareholders' Equity
(unaudited)
(In thousands of US dollars, except number of common shares)

					Accumulated
					other
		Common shares		Contributed	comprehensive
	Note	Shares (000's)	Amount	surplus	income (loss)	Deficit	Total

Balance at January 1, 2010		590,846	254,453	25,930	-	(194,936)	85,447
Issued on private placement	15 (b)(iii)	22,727	4,806	-	-	-	4,806
Issued on private placement, flow through shares	15 (b)(ii)	34,559	8,071	-	-	-	8,071
Exercise of options	15 (c)	2,398	776	(286)	-	-	490
Forfeiture of unvested options		-	-	(83)	-	-	(83)
Exercise of warrants		30,627	12,277	0	-	-	12,277
Share issue costs	15 (b)(ii)	-	(739)		-	-	(739)
Shares issued for services		4,505	1,207		-	-	1,207
Share based payment expense		-	-	4,922	-	-	4,922
Loss for the year		-	-	-	-	(190,388)	(190,388)
Foreign currency translation		-	-	-	2,169	-	2,169
Other		2,005	1,004	-	-	-	1,004
Balance at December 31, 2010		687,667	281,855	30,483	2,169	(385,324)	(70,817)
Issued on private placement, flow through shares	15 (b)(i)	8,335	6,677	-	-	-	6,677
Exercise of warrants	12	2,955	2,168	-	-	-	2,168
Exercise of options	15 (c)	107	41	(17)	-	-	24
Flow through share renunciation		-	-	-	-	-	-
Shares issued for services		53	40	-	-	-	40
Share based payment expense	15 (c)	-	-	198	-		198
Income for the period		-	-	-	-	28,946	28,946
Foreign currency translation		-	-	-	1,089	-	1,089
Balance at March 31, 2011		699,117	$290,781	$30,664	$3,258	$(356,378)	$(31,675)

See accompanying notes to condensed consolidated interim financial statements.

YUKON-NEVADA GOLD CORP.
Condensed Consolidated Interim Statements of Cash Flows
(unaudited)
(In thousands of US dollars)

		Three months ended
		March 31,
	Note	2011	2010

Cash flows from operating activities

Net income/(loss) for the period		$28,946	$(41,915)
Items not affecting cash:
Depreciation, depletion, and amortization		1,549	1,289
Net finance income/(costs)		(46,544)	36,241
Share based payments		198	175
Deferred tax expense		1,145	(80)
(Income)/loss from joint venture		(1)	12
Other		(32)	70
Change in non cash working capital	16	12,109	2,349
Cash used in operating activities		(2,630)	(1,859)
Interest paid		(97)	-
Tax paid		-	-
Net cash used in operating activities		(2,727)	(1,859)
Cash flows from investing activities
Restricted funds		(5,488)	(35)
Mineral property expenditures		(1,075)	(1,626)
Property, plant and equipment expenditures		(1,909)	(72)
Cash used in investing activities		(8,472)	(1,733)
Cash flows from financing activities
Notes payable and capital leases		-	(7)
Proceeds from gold forward contract		5,001	-
Flow through shares issued for cash		7,184	-
Common shares issued for cash			4,808
Repayment of long term debt		(1,412)	-
Common shares issued upon exercise of shareholder warrants		402	740
Common shares issued upon exercise of stock options		24	21
Cash generated by financing activities		11,199	5,562

Effect of exchange rate changes on cash		-	-
Increase in cash and cash equivalents		-	1,970

Cash and cash equivalents, beginning of period		-	96
Cash and cash equivalents, end of period		$-	$2,066

See accompanying notes to condensed consolidated interim financial statements.

YUKON-NEVADA GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
(unaudited)

(Tabular amounts in thousands of US dollars unless otherwise noted)

1.	Nature of operations and going concern:

Yukon-Nevada Gold Corp (the Company) is a gold metal producer engaged in the mining, exploration and development of mineral properties located in Canada and the United States. The Company is incorporated under the laws of the Province of British Columbia, Canada and its shares are listed on the Toronto Stock Exchange and the Frankfurt Exchange.

The Company's registered address is 688 West Hastings Street, Suite 900, Vancouver, British Columbia, Canada V6B 1P1.

The condensed consolidated interim financial statements of the Company as at and for the three months ended March 31, 2011 comprise the Company and its subsidiaries (note 3a), and the Company's interest in a jointly controlled entity.

For properties other than the producing mine at Jerritt Canyon, Nevada, the Company is in the process of mineral exploration and has yet to determine whether these properties contain reserves that are economically recoverable. The recoverability of the amount shown for these mineral properties is dependent upon the existence of economically recoverable reserves, confirmation of the Company's ownership interest in the mining claims, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production or proceeds from the disposition of the mineral properties.

The Company incurred a $17.1 million loss from operations for the three months ended March 31, 2011 anda $2.7 million outflow of cash from operations. At March 31, 2011 the Company had a working capital deficiency of $148.5million.

These condensed consolidated interim financial statements are prepared on the basis that the Company will continue as a going concern. The Company's ability to continue as a going concern and recover its investment in property, plant, and equipment and mineral properties is dependent on its ability to generate positive cash flows and obtain additional financing in order to meet its planned business objectives. However, there can be no assurance that the Company will be able to obtain additional financial resources, achieve profitability or positive cash flows. If the Company is unable to generate positive cash flows or obtain adequate financing, the Company will need to further curtail operations and exploration activities. Failure to continue as a going concern would require that the Company's assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

YUKON-NEVADA GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
(unaudited)

(Tabular amounts in thousands of US dollars unless otherwise noted)

2.	Basis of Preparation:

These condensed consolidated interim financial statements represent the first interim financial statements of the Company and its subsidiaries prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). As these financial statements represent the Company's initial presentation of results and financial position under IFRS, they are prepared in accordance with IAS 34 Interim Financial Reporting and IFRS 1, First-time Adoption of International Financial Reporting Standards. The date of transition to IFRS is January 1, 2010. In preparing its first consolidated financial statements the Company has applied the same accounting policies throughout all periods presented using IFRS standards expected to be effective as at December 31, 2011. The Company has applied the policies on a retrospective basis subject to certain optional exemptions and certain mandatory exceptions applicable to first time adopters.

The Company's consolidated financial statements were previously prepared in accordance with accounting principles accepted in Canada (“Canadian GAAP”). Canadian GAAP differs in certain areas from IFRS. Note 24 contains reconciliations and explanations of the effect of the transition from Canadian GAAP to IFRS on equity as at December 31, 2010, March 31, 2010 and January 1, 2010 and the income statement and statement of comprehensive income for the year ended December 31, 2010 and three months ended March 31, 2010.

The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates and judgments when applying the Company's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 4.

3.	Significant accounting policies:

(a) Basis of consolidation:

These condensed consolidated interim financial statements include the accounts of the Company and its subsidiaries from their respective dates of acquisition. Subsidiaries are entities over which the Company has control, control being defined as the power to govern financial and operating policies. The existence and effect of potential voting rights that are currently exercisable are also considered when assessing control over an entity. Subsidiaries are fully consolidated from the date at which control is transferred to the Company until the date at which control ceases. YS Mining Company (“YSMC”) is an incorporated joint venture and the pro rata share of the assets and liabilities are included in the accounts of the Company. All intercompany transactions and balances have been eliminated. The subsidiaries and joint venture and percentage of ownership at March 31, 2011 are as follows:

Ketza River Holdings Ltd. (Yukon)	100%
YGC Resources Arizona Inc. (Arizona)	100%
Queenstake Resources Ltd. (British Columbia)	100%
Queenstake Resources U.S.A. Inc. (Delaware)	100%
Castle Exploration Inc. (Colorado)	100%
YS Mining Company Ltd. - Joint Venture (Yukon)	41.7%

(b)	Cash and cash equivalents:

Cash and cash equivalents include cash and short-term investments that are readily convertible to cash and have a maturity date within 90 days of the purchase date.

YUKON-NEVADA GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
(unaudited)

(Tabular amounts in thousands of US dollars unless otherwise noted)

(c)	Inventories:

Stockpiles represent ore that has been mined or purchased and is available for future processing. Stockpiles are measured by estimating the number of tons added and removed from the stockpile, the number of contained ounces (based on assay data) and the estimated metallurgical recovery rates (based on expected processing method). Stockpile ore tonnages are verified by periodic surveys. Costs are allocated to stockpiles based on relative values of material stockpiled and processed using current mining costs incurred up to the point of stockpiling the ore. These costs include direct labor, mine-site overhead expenses, and depreciations and depletion on Jerritt Canyon mine equipment and mineral properties. Purchased ore is recorded at cost based on the contracted purchase price, net of an allowance for the Company's processing charged to a third party.

Work-in-process inventories are valued at the lower of average production cost and net realizable value. Production costs include the cost of raw materials, direct labour, mine-site overhead expenses and depreciation and depletion of property, plant and equipment and mineral properties.

Finished goods inventories are valued at the lower of average production cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less estimated selling expenses. Materials and supplies inventories are valued at the lower of average cost and net realizable value, net of a provision for obsolescence with respect to identified inventory items.

When inventories have been written down to net realizable value, an assessment of net realizable value is made in each subsequent period. If the circumstances which resulted in the impairment no longer exist, the remaining amount of the write down is reversed.

(d)	Investment in joint ventures:

Joint Ventures are entities over which the Company has joint control with one or more unaffiliated entities. The Company conducts a portion of its exploration business through the joint venture YSMC. The joint venture is bound by a contractual agreement which establishes the joint control for each of the venturers. Joint ventures are accounted for using the equity method of accounting. Under the equity method, the investment in joint venture is recognized in the statement of financial position on the date of acquisition at the fair value of the purchase consideration. The carrying value is subsequently adjusted by the Group's share of the post acquisition profit or loss.

(e)	Property, plant and equipment:

Property, plant and equipment is recorded at cost and depreciated on a straight-line basis to their residual values over the estimated useful lives of the assets. Residual values and useful lives are reviewed at least annually. Property, plant and equipment used in exploration is depreciated and included in mineral properties.

Depreciation rates are as follows:

Buildings	20 years
Computer hardware and software	3 years
Equipment and facilities	5 - 20 years
Furniture and fixtures	7 years
Vehicles	3 - 7 years
Leases and leasehold improvements	over the shorter of lease term and expected useful life of the asset

YUKON-NEVADA GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
(unaudited)

(Tabular amounts in thousands of US dollars unless otherwise noted)

(f)	Mineral properties:

The acquisition cost of a mineral property and related exploration expenditures net of any option payments or income tax credits received are deferred until the property is placed into production, sold or abandoned or determined to be impaired. These deferred expenditures are amortized on a units-of-production basis over the estimated useful life of the property based on proven and probable reserves following commencement of production.

(g)	Impairment of long lived assets:

At each reporting date, the company reviews the carrying amounts of its long-lived assets to determine whether there is any indication that those assets are impaired. If such impairment exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment. Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash generating unit (“CGU”) to which the asset belongs.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment is recognized immediately as an expense.

All capitalized exploration and evaluation expenditures are monitored for indications of impairment. Where a potential impairment is indicated, assessments are performed for each area of interest.

Where an impairment subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable value, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment been recognized for the asset (or CGU) in prior years. A reversal of an impairment is recognized as income immediately.

(h)	Decommissioning and rehabilitation provisions:

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations for environmental rehabilitation in the period in which it is incurred. The net present value of future rehabilitation cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to the mining assets along with a corresponding increase in the rehabilitation provision. Discount rates using a pre- tax value rate that reflect the time value of money and risks specific to the obligation are used to calculate the net present value. The company's estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

Accretion expense is charged to the statement of operations, while adjustments related to changes in estimated cashflows are recorded as increases or decreases in the carrying value of the asset. The capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, a gain or loss is recorded if the actual costs incurred are different from the liability recorded.

YUKON-NEVADA GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
(unaudited)

(Tabular amounts in thousands of US dollars unless otherwise noted)

(i)	Share based payments:

The Company has established a share based payment plan as described in note 15. The Company measures share based payments at fair value and recognizes the expense over the vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of each stock option on the date of the grant. The value of the stock options issued to directors, employees and service providers is expensed or capitalized to mineral properties as share based payment and is credited to the share based payment reserve. The value of the stock options issued to agents in exchange for brokerage services is netted against share capital as share issuance costs and credited to the share based payment reserve.

At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of the revisions in the income statement.

(k)	Revenue recognition:

Revenue is measured at the fair value of the consideration received. A sale is recognized when the significant risks and rewards of ownership have passed. This is when title and insurance risk has passed to the customer, the amount of revenue can be measured reliably and it is probable that the economic benefits associated with the transaction will flow to the Company.

(l)	Income taxes:

The income tax expense for the period comprises current and deferred taxation. Taxation is recognized in the statement of operations and comprehensive income, except to the extent that it relates to items recognized directly in equity.

Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at the reporting date in countries where the Company’s subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to tax authorities.

Deferred taxation is recognized using the liability method, on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. However, the deferred taxation is not recognized for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred taxation is determined using tax rates and laws that have been enacted or substantially enacted by reporting date and are expected to apply when the related deferred taxation asset is realized or the deferred taxation liability is settled.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. Additional income taxes that arise from the distribution of dividends are recognized at the same time that the liability to pay the related dividend is recognized.

YUKON-NEVADA GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
(unaudited)

(Tabular amounts in thousands of US dollars unless otherwise noted)

(l)	Flow-through shares:

The Company has financed a portion of its exploration expenditures through the issuance of flow-through shares. Under the terms of these share issues, the tax attributes of the related expenditures are renounced to subscribers. The premium paid for the flow-through shares in excess of market value is credited to liabilities and included in income when the related tax benefits are renounced by the Company.

(m)	Warrants:

When the Company issues Units that are comprised of a combination of common shares and warrants, the value is assigned to common shares and warrants based on their relative fair values. The fair value of the common shares is determined by the closing price on the date of the transaction and the fair value of the warrants is determined based on a Black-Scholes option pricing model.

Those warrants which are denominated in a currency other than the Company's functional currency are recognized on the consolidated statement of financial position as derivative instruments (note12).

(n)	Earnings per share:

Basic earnings per share is computed by dividing the amount of loss for the period by the weighted average number of common shares outstanding during the period.

Diluted earnings per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of shares outstanding used in the calculation of diluted loss per share assumes that the deemed proceeds received from the exercise of stock options, agents' options and share purchase warrants that are "in the money" would be used to repurchase common shares of the Company at the average market price during the year.

(o)	Financial instruments:

Financial assets and financial liabilities, including derivatives, are measured at fair value on initial recognition and recorded on the balance sheet. Measurement in subsequent periods depends on whether the financial instrument has been classified as fair value through profit or loss, available-for-sale, held-to-maturity, loans and receivables or other financial liabilities.

Financial assets and liabilities held-for-trading are measured at fair value with changes in those fair values recognized in the statement of operations. Financial assets and financial liabilities considered held -to- maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization. Available-for-sale financial assets are measured at fair value with unrealized gains and losses recognized in the accumulated other comprehensive income until realized or a loss in value is determine to be other than temporary. Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market are measured at cost.

Derivative instruments, including embedded derivatives, are recorded on the balance sheet at fair value. Changes in the fair values of derivative instruments are recognized in the statement of operations with the exception of derivatives designated as effective cash flow hedges. The Company has no such designated hedges.

Transaction costs related to financial instruments are expensed when they are incurred, unless they are directly attributable to the acquisition or construction of mineral properties, plant and equipment.

YUKON-NEVADA GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
(unaudited)

(Tabular amounts in thousands of US dollars unless otherwise noted)

(p)	Foreign currency translation:

The consolidated financial statements are presented in US dollars, which is the Company's presentation currency.

Items included in the financial statements of each of the Company's subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). Foreign currency transactions are translated into the functional currency using the exchange rates at the date of transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in a currency other than the functional currency are recognize in the consolidated statement of operations and comprehensive loss.

Assets and liabilities of entities with non-US dollar denominated functional currencies are translated at the period end rates of exchange and the results of their operations translated at the average rate for the period. The resulting translation adjustments are included in accumulated other comprehensive income in shareholders' equity. Additionally, foreign exchange gains and losses related to certain intercompany loans that are permanent in nature are included in accumulated other comprehensive loss.

4.	Critical accounting judgments and estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and judgments that affect the amounts reported in the financial statements. By their nature, these estimates and judgments are subject to management uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

Areas of judgment that have the most significant effect on the amounts recognized in the financial statements:

Recognition of deferred tax on mineral rights
Capitalization and impairment of exploration and development costs
Determination of functional currencies

Critical accounting estimates include:

Determination of ore reserves
Impairment of property, plant and equipment
Decommissioning and rehabilitation provision
Contingent liabilities
Stock based compensation and valuation of warrants
Income taxes
Useful life of assets
Asset depreciation rates

YUKON-NEVADA GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
(unaudited)

(Tabular amounts in thousands of US dollars unless otherwise noted)

5.	Accounting Standards issued but not yet effective:

	i)	Amendments to IFRS 7 Financial Instruments: Disclosures

Amendment to disclosure requirements, specifically, ensuring qualitative disclosures are made in close proximity to quantitative disclosures in order to better enable financial statement users to evaluate an entity's exposure to risks arising from financial instruments

	ii)	Amendments to IAS 1 Presentation of Financial Statements

Clarification that the breakdown of changes in equity resulting from transactions recognized in other comprehensive income is required to be presented in the statement of changes in equity or in the notes to the financial statements.

	iii)	IAS 34 Interim Financial Reporting

Addition of further examples of events or transactions that require disclosure and removal of references to materiality when discussing other minimum disclosures.

	iv)	IFRS 7 Financial Instruments: Disclosures

Increase in disclosure with regards to the transfer of financial assets, especially if there is a disproportionate amount of transfer transactions that take place around the end of a reporting period.

	v)	IFRS 9 Financial Instruments

This is the first part of a new standard on classification and measurement of financial assets and financial liabilities that will replace IAS 39, 'Financial instruments: Recognition and measurement'.

	vi)	IAS 12 Income Taxes

Amended to introduce an exception to the existing principle for the measurement of deferred tax assets or liabilities arising on investment property measured at fair value. As a result of the amendments, SIC 21,

'Income taxes - recovery of revalued non-depreciable assets', will no longer apply to investment properties carried at fair value. The amendments also incorporate into IAS 12 the remaining guidance previously contained in SIC 21, which is withdrawn.

	vii)	IFRS 10 Consolidated Financial Statements

Replaces the consolidation guidance previously provided by IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation – Special Purpose Entities. IFRS 10 redefines the principle of control for all types of entities, being based on exposure or rights to variable returns from the investee and the ability to affect the reporting entity's returns.

	viii)	IFRS 11 Joint Arrangements

Replaces IAS 31 Joint Ventures and SIC-31 Jointly Controlled Entities – Non-Monetary Contributions by Venturers. IFRS 11 establishes a principle based approach to accounting for joint arrangements in which it is involved by assessing its rights and obligations and classifies the type of joint arrangement based on that assessment.

	ix)	IAS 27 Separate Financial Statements

IAS 27 has been revised to remove the consolidation guidance now contained within IFRS 10. IAS 27 applies only to those entities who are required to present separate financial statements,

YUKON-NEVADA GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
(unaudited)

(Tabular amounts in thousands of US dollars unless otherwise noted)

x)	IAS 28 Investments in Associates and Joint Ventures

Prescribes the equity accounting treatment for investments in associates and joint ventures and was revised following the release of IFRS 10. The approach to equity accounting methodology remains unchanged.

xi)	IFRS 12 Disclosure of Other Entities

Requires enhanced disclosure of the Company's interests in both consolidated and non-consolidated entities to enable readers of the financial statements to evaluate the nature of and risks associated with these interests.

xii)	IFRS 13 Fair Value Measurement

Sets out a single framework for measurement and disclosure of fair value. IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements

The Company has not early adopted these revised standards and is currently assessing the impact, if any, that these standards will have on the consolidated financial statements.

6.	Interest income and other income (loss)

Interest income and other income (loss) is comprised of:

	Three months ended March 31
	2011	2010
Loss on derivatives (i)/(ii)	$(1,585)	$-
Gain on warrants (iii)	50,990	8,318
Interest income	-	40
Other	77	51
	$49,482	$8,409

(i)

As part of the $25.0 million debt issued in the third quarter of 2010, $6.8 million of the proceeds was allocated to a gold embedded derivative arising from the loan repayments being indexed to the gold spot price. This was revalued at March 31, 2011 and resulted in a gain of $0.1 million (note 13).

(ii)

Two gold forward contracts were entered into in November 2010 and January 2011 which are being accounted for as derivatives. The fair values of the derivatives at March 31, 2011 were $9.1 million and $6.5 million respectively resulting in a loss of $1.7 million being recorded for the period then ended (note 11).

(iii)

The warrants denominated in Canadian dollars are revalued at each reporting period and the fair value recorded in net earnings (note 12). For the three months ended March 31, 2011 a gain of $51.0 million was recognized (2010 - $8.3 million).

YUKON-NEVADA GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
(unaudited)

(Tabular amounts in thousands of US dollars unless otherwise noted)

7.	Inventories:

	March 31,	December 31,
	2011	2010

Finished goods	$772	$1,597
Stockpiled ore	3,757	6,839
Purchased ore	1,386	1,682
Work in progress	7,753	8,122
Materials and supplies	3,344	3,040
	$17,012	$21,280

All of the Company's inventories on hand are located at the Jerritt Canyon mine in Nevada, USA. Included in cost of gold sold and depreciation, depletion and amortization expense on the statement of loss are inventory related costs of $12.7 million (December 31, 2010 - $6.3 million) and $0.1 million (December 31, 2010 – $0.5 million), respectively. As at March 31, 2011, there is a net realizable value provision of $0.5 million (December 31, 2010 - $0.5 million).

8.	Restricted funds:

	March 31,	December 31,
	2011	2010
Chartis commutation account (a)	$25,685	$25,665
Chartis money market account (a)	2,704	2,623
Cash restricted for future exploration in Canada (b)	5,388	-
Water use license letter of credit (c)	3,184	3,104
Workmens' compensation self-insurance	431	431
Cash pledged as security for letters of credit	437	425
	$37,829	$32,248

(a)

The Company purchased from American Insurance Group (AIG), now known as Chartis, an environmental risk transfer program (the “ERTP”). As part of the ERTP, $25.7 million was deposited in an interest-bearing account with AIG (the Commutation Account). The Commutation Account principal plus interest earned on the principal is used to fund Jerritt Canyon mine's ongoing reclamation and mine closure obligations (note 14).

During 2010 the Company was required to provide further surety to the Nevada Division of Environmental Protection (“NDEP”) and the US Forestry Service to fund the ongoing reclamation and mine closure obligations. To meet this additional surety requirement, the Company deposited $2.6 million into two money market accounts with Chartis and to back two new surety instruments issued to these two agencies.

During the three months ended March 31, 2011, the Company earned $0.1 million in interest from the commutation and money market accounts (March 31, 2010 - $nil million).

(b)

During 2010 and 2011, the Company raised funds by way of a private placement of flow-through shares. Under the conditions of this private placement, the funds must be spent in 2011 and 2012 on Canadian Exploration Expenditures (CEE) on properties located in Canada. As at March 31, 2011 a total of $9.5 million is required to fund future exploration under the terms of the flow-through share subscription agreements however there was only $5.4 million available due to use of cash on non-flow through expenditures. The Company is obligated to fund $2.3 million by December 31, 2011 and the remainder by December 31, 2012.

YUKON-NEVADA GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
(unaudited)

(Tabular amounts in thousands of US dollars unless otherwise noted)

(c)	The Yukon Territorial Government has letters of credit with the Company which were put in place to secure payment of potential reclamation work relating to the Ketza River project.

9.	Property, plant and equipment:

Property, plant and equipment comprise:

			Mobile plant
	Mineral	Land and	and	Construction
	Properties	Buildings	equipment	in Progress	Other	Total
Cost
January 1, 2010	58,341	48,667	56,533	1,360	982	165,883
additions	8,403	-	4,211	995	255	13,864
disposals	-	-	(64)	-	(20)	(84)
impairment	(591)	-	-	-	-	(591)
foreign exchange	3,154	-	60	-	3	3,217
December 31, 2010	69,307	48,667	60,740	2,355	1,220	182,289
additions	1,075	-	10	1,955	2	3,042
foreign exchange	1,789	-	29	-	1	1,819
March 31, 2011	72,171	48,667	60,779	4,310	1,223	187,150
Accumulated depreciation
January 1, 2010	-	5,822	11,912	-	560	18,294
depreciation charge for the period	-	2,867	2,979	-	254	6,100
disposals	-	-	(64)	-	(20)	(84)
foreign exchange	-	-	42	-	1	43
December 31, 2010	-	8,689	14,869	-	795	24,353
depreciation charge for the period	-	551	974	-	63	1,588
disposals	-	-	-	-	-	-
foreign exchange	-	-	21	-	1	22
March 31, 2011	-	9,240	15,864	-	859	25,963

Net Book Value
January 1, 2010	58,341	42,845	44,621	1,360	422	147,589
December 31, 2010	69,307	39,978	45,871	2,355	425	157,936
March 31, 2011	72,171	39,427	44,915	4,310	364	161,187

At December 31, 2010, a mineral property with a carrying value of $0.6 million was impaired due to abandonment of the project. There was no impairment expense recognized in the three months ended March 31, 2011.

Other tangible fixed assets include office equipment and fixtures held at the corporate office.

YUKON-NEVADA GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
(unaudited)

(Tabular amounts in thousands of US dollars unless otherwise noted)

	Jerritt Canyon (a)	Ketza River (b)(i)	Silver Valley (b)(ii)	Other	Total
Net book value
January 1, 2010	$88,654	$56,729	$1,526	$680	$147,589
Additions	5,225	8,308	189	142	13,864
Disposals	-	-	-	-	-
Impairment	-	-	-	(591)	(591)
Depreciation charge	(5,788)	(270)	-	(42)	(6,100)
Foreign exchange	-	3,079	95	-	3,174
December 31, 2010	88,091	67,846	1,810	189	157,936
Additions	1,955	1,085	-	2	3,042
Disposals	-	-	-	-	-
Depreciation charge	(1,516)	(58)	-	(14)	(1,588)
Foreign exchange	-	1,750	47	-	1,797
March 31, 2011	88,530	70,623	1,857	177	161,187

(a)	Jerritt Canyon, Nevada:

The Company has a 100% interest in the Jerritt Canyon property which consists of two gold producing mines, the SSX-Steer complex and the Smith mine. The carrying value of Jerritt Canyon's mineral property is nil at December 31, 2010 and 2011 due to a $69.4 million impairment charge recorded in 2008.The nil carrying value was taken as deemed cost upon transition to IFRS (note 20).

(b)	Yukon properties:

(i) Ketza River properties, Yukon:

The Company has a 100% interest of the Ketza River property including 593 mining claims and leases, a mill and all associated equipment. The focus of the Ketza River property is gold.

(ii) Silver Valley, Yukon:

The Company has a 100% interest in 114 claims and an option to acquire an additional 6 claims from an Optionor.

(c)	Greenwood properties:

The Company owns a 75% interest in 31 claims in the Greenwood Mining District in south east British Columbia which are subject to a 2% net smelter returns royalty. The remaining 25% interest in this gold property is owned by Intrepid Minerals Corporation. This property was written down to a nominal amount in 2005.

(d)	Other Yukon Base Metals properties:

(i) Money property:

The Company has a 100% interest in 46 claims on this gold, silver and copper property located in south central Yukon. The Company entered into an option agreement with Yukon Zinc Corporation (Yukon Zinc) in August 2005 which allows Yukon Zinc to acquire a 25% interest in the property by making cash payments to the Company of C$40,000 over a five year period and incurring C$150,000 of exploration expenditures over that period. Upon exercise of the initial option, Yukon Zinc will have an additional option to acquire an additional 26% interest in the property by paying the Company C$25,000 in cash or shares upon giving notice of its intent to pursue the additional option and undertaking an additional C$500,000 of exploration expenditures over two years from date of election of the additional option.

YUKON-NEVADA GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
(unaudited)

(Tabular amounts in thousands of US dollars unless otherwise noted)

(ii)	Wolf property:

The Company has a 34.42% joint venture interest in 18 claims in this zinc, lead and silver property in south central Yukon. Atna Resources Ltd. owns the remaining 65.58% interest.

(iii)	Bay property:

The Company staked 36 claims near Watson Lake, Yukon Territory during 2006. These claims are adjacent to claims held by an unrelated third party. The focus of this property, based on preliminary historical geological work, will be silver.

These properties have nominal carrying values.

10.	Related party transactions:

a)

During the three months ended March 31, 2011, the Company was charged a total of $0.1 million (2010 - $0.1 million) in legal fees by a law firm in which the corporate secretary of the Company is a partner. The amount owing at March 31, 2011 is $0.1 million (2010 – $0.1 million).

b)

In January 2011 the Company entered into a gold forward contract with a Company related by common directors (note 11). The liability recognized for this contract was $6.5 million as at March 31, 2011. For the three months ended March 31, 2010, $0.1 million was owed to this company for shared services. Similar costs were not incurred in the same period in 2011.

The amounts outstanding are unsecured and will be settled in cash. No expense has been recognized for bad or doubtful debts in respect of the amounts owed by related parties.

c)	Compensation of key management personnel:

The remuneration of directors and other members of key management personnel during the year were as follows:

	Three months ended March 31,
	2011	2010

Short-term benefits	$179	$67
Post-employment benefits	6	2
Other long-term benefits	-	-
Share-based payments	20	-
	$205	$69

The remuneration of directors and key executives is determined by the compensation committee and is dependent upon the performance of individuals, the performance of the company and external market trends.

YUKON-NEVADA GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
(unaudited)

(Tabular amounts in thousands of US dollars unless otherwise noted)

11.	Forward Contracts

On January 28, 2011, the Company entered into a forward gold sales contract with a related party (note 10) for which the Company received advance proceeds of $5.0 million. The agreement specified that 4,465 troy ounces of refined gold will be sold to the Purchaser by June 30, 2011 however at the Purchaser's option the Company may be obliged to settle the contract with a cash payment of $6.0 million. In the 3 months ended March 31, 2011 a loss of $1.5 million was recognized reflecting movement in the fair value of the liability.

On November 25, 2010, the Company entered into a gold sales contract which specifies that 6,255 troy ounces of refined gold will be sold to the Purchaser by May 30, 2011. In return, the Company received an upfront payment of $7.0 million cash.

The terms of the agreement specify that 2,085 oz must be deposited into an escrow account on January 31, 2011, March 31, 2011 and May 30, 2011. However, at the option of the Purchaser, the Company may be requested to settle the liability through a cash payment of USD $8,500,000 rather than through physical delivery of the gold. The forward contract has been assessed to be a derivative liability and is recorded at fair value at each reporting date. For the three months ending March 31, 2011, a loss of $0.2 million has been recorded in net earnings.

12.	Warrants

Due to the Company's functional currency being the US dollar, the issued and outstanding warrants that have an exercise price that is denominated in Canadian dollars are classified as derivative instruments. The warrants have been recognized as a liability in the statement of financial position with the movement in fair value recorded in net earnings at each reporting date.

As at March 31, 2011 the following warrants were outstanding:

			In thousands
							Fair Value
					Warrants		as at	Fair Value
		Exercise	December	Warrants	exercised/	March 31,	December	as at March
Expiry date	Note 15	price (C$)	31, 2010	issued	expired	2011	31, 2010	31, 2011
June 20,2012		3.00	21,426	-		21,426	4,480	397
February 25, 2011	(b)(vii)	0.08	400	-	(400)	-	314	-
April 24, 2011	(b)(vi)	0.08	3,733	-		3,733	2,929	2,233
February 7, 2012	(b)(v)	0.13	7,100	-	(2,055)	5,045	5,272	2,792
February 28, 2012		0.13	1,500	-		1,500	1,114	830
June 1, 2011	(b)(iv)	0.13	10,000	-		10,000	7,399	5,518
January 12, 2012		0.32	167,800	-	(500)	167,300	95,999	63,017
January 12, 2012		0.13	10,000	-		10,000	7,382	5,492
January 12, 2012		0.26	10,250	-		10,250	6,358	4,360
May 12, 2012	(b)(ii)	0.28	640	-		640	408	272
August 13, 2013	note 12	0.40	25,000	-		25,000	18,930	12,917
			257,849	-	(2,955)	254,894	150,585	97,828

YUKON-NEVADA GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
(unaudited)

(Tabular amounts in thousands of US dollars unless otherwise noted)

The fair value of the warrants was $97.8 million as at March 31, 2011 (2010 - $150.6 million) of which $84.2 million was recognized as a short-term liability. Net income of $51.0 million was recognized in the consolidated statement of loss and a fair value of $1.7 million was recognized in share capital upon exercise of warrants during the period.

The warrants were fair valued using an option pricing model with the following assumptions: no dividends are paid, weighted average volatilities of the Company's share price of 82%, weighted average expected lives of the warrants of 1.0 years, and weighted average annual risk-free rates of 1.7% .

13.	Borrowings

In August 2010 the Company issued $25 million in Senior Secured Notes (the "Notes") and 25,000,000 common share purchase warrants (the "Warrants"), raising net proceeds (after transaction costs of $0.2 million) of $24.8 million. Each Warrant entitles the holder thereof to purchase one common share of the Company at a price of C$0.40 per share for a period of three years following closing.

The Notes have a maturity date of December 31, 2012 and are secured by a charge over all the assets of the Company's wholly owned subsidiaries, Queenstake Resources Ltd. ("QRL") and Queenstake Resources U.S.A. Inc. ("Queenstake US") as well as a share pledge over all shares in QRL and Queenstake US. The Notes are being repaid through monthly cash installments based on a notional amount of approximately 284,114 shares of SPDR GLD Gold Shares (an exchange listed fund trading on the NYSE and other global exchanges). The Company has guaranteed a minimum rate of return of 5% per annum on the aggregate principal amount over the term of the Notes. In connection with the closing, a finder's fee in the amount of 4% of the gross proceeds raised was payable in shares of the Company.

Of the total proceeds of $24.8 million, $5.7 million was allocated on initial recognition to the warrants. The warrants have an exercise price denominated in Canadian dollars. As the Company's functional currency is the US dollar, the warrants are classified as a derivative. The fair value of the 25 million warrants was calculated using the Black-Scholes model assuming a risk-free interest rate of 1.91% per annum, an expected life term of 3 years, expected volatility of approximately 86% and no dividends. A further $6.8 million was allocated to the gold embedded derivative arising from the loan repayments being indexed to the gold spot price. This resulted in an initial liability being recorded of $12.3 million representing the Company's residual debt. The carrying amount of the liability is accreted to the face value of the notes over the term of the notes. Accretion included in interest expense totaled $2.3 million for the period (December 31, 2010 - $3.7 million), based on an effective interest rate of 78%.

At March 31, 2011, the fair value of the derivative liability was determined to be $10.4 million (2010 - $11 million). The Company has included the resulting change in the fair value in the consolidated statement of operations and comprehensive loss.

YUKON-NEVADA GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
(unaudited)

(Tabular amounts in thousands of US dollars unless otherwise noted)

At inception:
Loan proceeds net of transaction costs	$24,800
Less value attributable to warrants	(5,759)
Carrying value of loan at August 13, 2010	19,041

Interest accretion	3,681
Movement on fair value of embedded gold derivative	5,268
Less payments made	(4,034)
Carrying value of loan at December 31, 2010	$23,956

Interest accretion	2,297
Movement on fair value of embedded gold derivative	(148)
Less payments made	(1,412)
Carrying value of loan at March 31, 2011	$24,693

Current debt	12,995
Long term debt	11,698
$24,693

14.	Decommissioning and rehabilitation provisions:

	March 31,	December 31,
	2011	2010

Balance, beginning of year	$41,071	$38,987
Accretion expense	426	1,794
Foreign exchange	92	180
Reclamation spending	-	(44)
Revisions in estimates of liabilities and additional obligations	-	154

	$41,589	$41,071

As at December 31, 2011 all of the asset retirement obligations were long-term in nature.

The Company's asset retirement obligations consist of reclamation and closure costs for both active mines and exploration activities. The present value of obligations relating to active mines is currently estimated at $38.1 million (2010 - $37.6 million) reflecting payments for approximately the next 18 years. The present value of obligations relating to exploration activity in the Yukon is currently estimated at $3.5 million (2010 - $3.4 million) reflecting payments for approximately the next 11 years. Significant reclamation and closure activities include land and water rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance and other costs.

The undiscounted value of this liability is $62.0 million (2010 - $56.1 million). Inflation rate assumptions of 1.7% and discount rates of 3.6 - 4.2% have been used to determine the fair value of the obligation. An accretion expense component of $0.4 million (2010 - $1.8 million) has been charged to operations.

15.	Share capital and share based payments:

	(a)	Authorized share capital consists of an unlimited number of common shares

	(b)	Common shares issued and outstanding:

YUKON-NEVADA GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
(unaudited)

(Tabular amounts in thousands of US dollars unless otherwise noted)

(i)

On March 2, 2011 the Company closed a private placement for gross proceeds of $7.2 million, from the issuance of an aggregate of 8,334,882 flow-through shares (the "FT Shares") at $0.85 per FT Share. There was no finder's or commission fee payable on the private placement.

(ii)

In May, 2010 the Company closed private placements for gross proceeds of $9.2 million from the issuance of an aggregate of 34.6 million flow-through shares (the "FT Shares") at C$0.275 per FT Share in two tranches. In connection with the private placement, the Company paid a commission of $0.6 million cash and 0.7 million share purchase warrants (the "Agent's Warrants"). Each Agent's Warrant will entitle the Agent to purchase one Common Share of the Company for a period of two years at an exercise price of C$0.275 Common Share. The proceeds from the private placements will be used on the continued exploration of the Company's Ketza River Property, Yukon Territory.

(iii)

On March 26, 2010 the Company closed its $4.8 million non-brokered private placement for a total of 22.7 million common shares at a price of C$0.22 per Share. There was no finder's or commission fee payable on the private placement.

(iv)

On December 1, 2009, the Company closed a non-brokered private placement for a total of 10.0 million units (the "Units") at a price of C$0.10 per Unit for proceeds of $0.9 million. Each Unit consisted of one common share and one share purchase warrant exercisable to purchase one additional common share at a price of C$0.125 per share within 18 months of closing of the private placement.

(v)

In August 2009 the Company closed two non-brokered private placements for a total of 41.1 million units (the "Units") at a price of C$0.10 per Unit. Each Unit consisted of one common share and one share purchase warrant exercisable to purchase one additional common share at a price of C$0.125 per share within 30 months of closing of the private placement.

(vi)

On April 24, 2009 the Company closed a non-brokered private placement for a total of 12.0 million units (the "Units") at a price of C$0.06 per Unit for proceeds of $0.6 million. In addition, a finder's fee of 0.4 million units was paid on the private placement. Each Unit consisted of one common share and one share purchase warrant exercisable to purchase one additional common share at a price of C$0.08 per share within 24 months of closing of the private placement.

(vii)

On February 27, 2009 the Company closed two non-brokered private placements as follows:

10.0 million units ("Unit 1") were issued at a price of C$0.05 per Unit 1 for proceeds of $0.4 million. Each Unit 1 consisted of one common share and two series of common share purchase warrants. The first warrant (the "Series A Warrant") can be exercised to purchase one additional common share at a price of C$0.07 per share within 12 months of closing of the private placement and the second warrant (the "Series B Warrant") can be exercised to purchase one additional common share at a price of C$0.09 per share within 18 months of closing of the private placement. In addition, 1.0 million units were issued as a finder's fee in connection with the private placement which consists of one common share and one Series A warrant.

17.3 million units ("Unit 2") were issued at a price of C$0.06 per Unit 2 for proceeds of $0.8 million. In addition, 0.4 million Unit 2 units were issued as a finder's fee in connection with the private placement. Each Unit 2 consists of one common share and one common share purchase warrant (the "Warrant"). The Warrant can be exercised to purchase one additional common share at a price of C$0.08 within 24 months of closing of the private placement.

YUKON-NEVADA GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
(unaudited)

(Tabular amounts in thousands of US dollars unless otherwise noted)

(c)	Stock options:

The Company has a stock option plan (the Plan) in place under which the Board of Directors may grant options to acquire common shares of the Company to directors, employees and service providers. Under the terms of the Plan, the number of securities issuable to insiders, at any time under old security based agreements, cannot exceed 10% of the issued and outstanding securities. The options vest over a variable period of time up to three years dependent upon the individual's role and any specified performance criteria.

Under the fair value method, the total fair value of the stock based compensation recognized was $0.2 million in 2011 (2010 - $0.2 million).Of this amount, $0.1 million (2010 - $0.1 million) is included in operations and $0.1 million (2010 – $0.1 million) is included in general and administrative expense. The fair value of the options at the date of grant has been estimated using the Black-Scholes option pricing model using the following assumptions:

Date of grant	Nov 2006 - Oct 2010
Number of options (000s)	52,880
Exercise price	$0.15 - $2.77
Contractual life	5 years
Risk free rate	1.8% - 4.5%
Expected volatility	77% - 139%
Dividend yield	N/A
Employee turnover	0%
Early exercise	at rates dependent upon seniority and potential gain from exercise

Continuity of stock options outstanding is as follows:

	Options	Weighted
	outstanding	average exercise
	(000's)	price (C$/option)
At January 1, 2010	26,037	0.40
Granted	37,615	0.33
Exercised	(2,398)	0.21
Expired	(700)	0.60
Forfeited	(7,117)	0.33
At December 31, 2010	53,437	0.37
Granted	-	-
Expired	(75)	1.06
Forfeited	(375)	0.15
Exercised	(107)	0.22
At March 31, 2011	52,880	0.37

The following information pertains to the options outstanding at March 31, 2011:

YUKON-NEVADA GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
(unaudited)

(Tabular amounts in thousands of US dollars unless otherwise noted)

	Outstanding			Vested
		Weighted	Weighted		Weighted	Weighted
		average	average		average	average
	Options	exercise	remaining	Options	exercise	remaining
Exercise Price	outstanding	price	contractual	outstanding	price	contractual
(C$)	(000's)	(C$/option)	life (years)	(000's)	(C$/option)	life (years)

0.15-0.31	21,640	0.18	3.6	11,140	0.20	3.8
0.32-0.82	28,496	0.35	4.1	18,789	0.36	4.2
0.83-1.60	200	1.60	2.0	200	1.60	2.0
1.61-1.75	1,719	1.73	1.4	1,719	1.73	1.4
1.76-5.70	825	2.72	0.8	825	2.72	0.8
	52,880	0.37	3.7	32,673	0.45	3.8

16.	Net change in working capital:

	March 31,	March 31,
	2011	2010

Accounts receivable and prepaid expenses	$902	$(145)
Inventories	4,268	2,452
Accounts payable and accrued liabilities	6,939	42
	$12,109	$2,349

17.	Interest in joint venture:

The following amounts relates to the Company's interest in a joint venture that has been recognized as an equity investment:

	March 31,	December 31,
	2011	2010

Ownership percentage	41.7%	41.7%

Opening	$2,445	1,353
Company's share of earnings/(loss)	1	(189)
Additions	-	1,000
Disposals	-	-
Adjustment on currency translation	(17)	$281
Closing	$2,429	$2,445

18.	Segmented information:

The Company's operations are primarily related to the acquisition, exploration and production of gold in North America. As of the end of March 31, 2011 the Company had one producing gold mine located in Nevada, USA and exploration properties in Canada (Yukon) and the USA. For the three months ended March 31, 2011 and March 31, 2010, 100% of the company's gold production was sold to one customer.

The Company's operating segments reflect the Company's geographical operations and are reported in a manner consistent with the internal reporting provided to the chief operating decision maker, the Chief Operating Officer.

YUKON-NEVADA GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
(unaudited)

(Tabular amounts in thousands of US dollars unless otherwise noted)

	March 31, 2011			December 31, 2010
	USA	Canada	Total	USA	Canada	Total
Current Assets	19,318	1,328	20,646	23,697	2,087	25,784
Property, plant and equipment	88,532	72,655	161,187	88,092	69,844	157,936
Other assets	31,150	7,489	38,639	-	2,445	2,445
Investment in Joint Venture	-	2,429	2,429	29,545	3,531	33,076
	139,000	83,901	222,901	141,334	77,907	219,241

Liabilities	97,167	59,581	156,748	82,909	56,564	139,473
Warrants	-	-	97,828	-	-	150,585
			254,576			290,058

	March 31, 2011			March 31, 2010
	USA	Canada	Total	USA	Canada	Total

Capital Expenditure	1,955	1,087	3,042	72	1,666	1,738

Revenue	18,973	-	18,973	10,158	-	10,158
Cost of sales	32,890	-	32,890	13,460	-	13,460
	(13,917)	-	(13,917)	(3,302)	-	(3,302)
			-
Depletion and depreciation	1,534	15	1,549	1,280	9	1,289
Exploration expenditure	303	-	303	-	-	-
			-
Share based payment	-	136	136	-	133	133
foreign exchange gain/(loss)	-	679	679	-	(31)	(31)
Impairment of Mineral properties	-	-	-	-	-	-
Recovery/(provision) for income taxes	-	(1,145)	(1,145)	-	80	80

General and administrative	-	-	1,228	-		987
income/(loss) from Joint Venture	-	-	1	-	(12)	(12)
Investment and other income	-	-	49,482	-	-	8,409
Interest expense	-	-	(2,938)	-	-	(44,650)

Net Income/(loss)	(15,754)	(617)	28,946	(4,582)	(105)	(41,915)

YUKON-NEVADA GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
(unaudited)

(Tabular amounts in thousands of US dollars unless otherwise noted)

19.	Commitments and contingencies:

a)

Queenstake has been named as a defendant in a class action lawsuit initiated by certain employees who were laid off in August 2008. The action is for an alleged violation of the Federal Worker Adjustment and Retraining Notification (“WARN”) Act, Employment Retirement Income Security Act, and State Labor Laws and to foreclose on labor liens not yet filed. When the mine closed the Company took steps to pay out these obligations from available cash at the time, which was half of the amount required under the Federal WARN Act. Queenstake has now deposited funds into a separate account to meet the terms of a settlement to satisfy all outstanding legal obligations caused by the shut down in August 2008. The Company has provided for what it believes to be the amount that remains due under the Federal WARN Act, Employment Retirement Income Security Act, and State Labor Law obligations. The Company and Queenstake will defend the class action from any and all unjustified claims where they believe there is no obligation. The class action lawsuit has not been certified by the courts.

b)

On April 22, 2009, the Company received a notice of complaint from the U.S. Department of Justice representing the Environmental Protection Agency (EPA) alleging the Company had violated specific provisions of the Resource Conservation and Recovery Act relating to the generation, storage, handling, and disposal of hazardous wastes at the Jerritt Canyon facility. The Company has responded to the allegations and has held discussions with the EPA on the matter in order to determine the nature of the violations, with further discussions upcoming in the second quarter. The EPA is continuing to monitor the Company's ongoing compliance program and no further actions have been taken to date. The final outcome and the extent of any liability is not yet determinable.

YUKON-NEVADA GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
(unaudited)

(Tabular amounts in thousands of US dollars unless otherwise noted)

20.	Reconciliation between Canadian Generally Accepted Accounting Principles and IFRS:

These consolidated financial statements represent the first interim financial statements of the Company and its subsidiaries prepared in accordance with IFRS, as issued by the IASB. The Company adopted IFRS in accordance with IFRS 1, 'First-time Adoption of International Financial Reporting Standards'. The date of transition to IFRS is January 1, 2010.

Set forth below is the only applicable mandatory exception in IFRS 1 required to be applied at date of transition.

Estimates: IFRS 1 requires that estimates under IFRS are determined on a consistent basis to the Canadian GAAP estimates at the same date adjusting only for any policy differences. The Company has applied this requirement.

Set forth below are the optional exemptions which the Company has adopted upon transition:

Business combinations: The Company has elected not to retrospectively restate any business combinations that occurred prior to the transition date and IFRS 3 'Business Combinations' (“IFRS 3”) will be applied prospectively from January 1, 2010.

Fair-value or revaluation as deemed cost: IFRS 1 provides an exemption whereby an asset may be recorded at its fair value at date of transition, or an event-driven valuation under prior GAAP. The Company has elected to apply this exemption to its US mineral properties which were impaired to nil carrying value in 2008. The impairment expense recorded in 2008 was $69.4 million.

Cumulative translation differences: IFRS 1 allows a first-time adopter to exempt themselves from the retrospective application of IAS 21 'The Effects of Changes in Foreign Exchange Rates' (“IAS 21”) for cumulative translation differences that existed at the date of transition to IFRS. The Company has elected to apply this exemption and has eliminated cumulative translation differences of $2.2 million and adjusted retained earnings by the same amount at date of transition.

Borrowing costs: The Company has elected to prospectively apply IAS 23 'Borrowing Costs' (“IAS 23”) from the date of transition.

Asset retirement obligation: IFRS 1 provides relief from full retrospective application of IFRIC 1 'Changes in decommissioning liabilities' (“IFRIC 1”) for changes in liabilities that occurred before the date of transition to IFRS. The Company has applied this exemption to its opening statement of financial position.

Share-based payments: The company has elected to apply the exemption provided under IFRS 1 and applied IFRS 2 'Share Based Payments' (“IFRS 2”) to only those equity instruments which had not vested at January 1, 2010.

YUKON-NEVADA GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
(unaudited)

(Tabular amounts in thousands of US dollars unless otherwise noted)

Reconciliations of Canadian GAAP to IFRS:

IFRS 1 requires an entity to reconcile equity, comprehensive income and cash flows for certain specified prior periods. The Company's adoption of IFRS did not have an impact on the total operating, investing or financing cash flows. The following information represents the reconciliations from Canadian GAAP to IFRS.

		As at January 1, 2010
			effect of
			transition to
	note	GAAP	IFRS	IFRS

Current assets
Cash and cash equivalents	(a)	$185	$(89)	$96
Accounts receivable and other	(a)	4,549	(910)	3,639
Inventories		9,930		9,930
Deferred tax assets	(b)	895	(895)	-
Total current assets		15,559	(1,894)	13,665

Restricted funds		29,175	-	29,175
Property plant and equipment	(a)/(c)	89,270	58,319	147,589
Mineral properties	(c)/(a)/(d)/(e)	60,526	(60,526)	-
investment in joint venture	(a)	-	1,353	1,353
Deferred tax assets	(b)	-	895	895
Other assets		911	-	911
Total assets		195,441	(1,853)	193,588

Current liabilities
Accounts payable and accrued liabilities	(a)	39,564	(4)	39,560
Deferred revenue		4,838	-	4,838
Short term borrowings		-	-	-
Forward contracts		-	-	-
Warrants	(h)	-	3,179	3,179
Total current liabilities		44,402	3,175	47,577

Warrants	(h)	-	6,678	6,678
Long term borrowings		-	-	-
Decommissioning and rehabilitation provision	(d)	35,907	3,080	38,987
Deferred tax liabilities	(d)/(f)/(g)	15,372	(523)	14,849
Other long-term liabilities		50	-	50
Total liabilities		95,731	12,410	108,141

Shareholders' equity
Share capital	(f)/(h)	227,075	27,378	254,453
Warrants	(h)	17,737	(17,737)	-
Contributed surplus	(e)/(h)	10,489	15,441	25,930
Accumulated other comprehensive income (loss)	(i)	2,273	(2,273)	-
Deficit	(c)/(d)/(e)/(f)/(g)/(h)	(157,864)	(37,072)	(194,936)
Total shareholders' equity		99,710	(14,263)	85,447
Total liabilities and shareholders' equity		$195,441	$(1,853)	$193,588

YUKON-NEVADA GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
(unaudited)

(Tabular amounts in thousands of US dollars unless otherwise noted)

		As at March 31, 2010
			effect of
			transition to
	note	GAAP	IFRS	IFRS

Current assets
Cash and cash equivalents	(a)	$2,107	$(41)	$2,066
Accounts receivable and other	(a)	4,820	(1,018)	3,802
Inventories		7,582	-	7,582
Deferred tax assets	(b)	895	(895)	-
Total current assets		15,404	(1,954)	13,450

Restricted funds		29,317	-	29,317
Property plant and equipment	(a)/(c)	87,879	(4)	87,875
Mineral properties	(c)/(a)/(d)/(e)	62,233	(445)	61,788
investment in joint venture	(a)	-	895	895
Deferred tax assets	(b)	-	900	900
Other assets		900	526	1,426
Total assets		195,733	(82)	195,651

Current liabilities
Accounts payable and accrued liabilities	(a)	40,417	(3)	40,414
Short term borrowings		4,838	-	4,838
Forward contracts		-	-	-
Warrants	(h)		1,888	1,888
Total current liabilities		45,255	1,885	47,140

Warrants	(h)	-	41,714	41,714
Long term borrowings		-	-	-
Deferred tax liabilities	(d)/(f)/(g)	15,904	(603)	15,301
Decommissioning and rehabilitation provision	(d)	36,732	2,802	39,534
Other long-term liabilities		50	-	50
Total liabilities		97,941	45,798	143,739

Shareholders' equity

Share capital	(f)/(h)	232,805	28,807	261,612
Warrants	(h)	61,229	(61,229)	-
Contributed surplus	(e)/(h)	10,755	15,294	26,049
Accumulated other comprehensive income (loss)	(i)	2,273	(1,171)	1,102
Deficit	(c)/(d)/(e)/(f)/(g)/(h)	(209,270)	(27,581)	(236,851)
Total shareholders' equity		97,792	(45,880)	51,912
Total liabilities and shareholders' equity		$195,733	$(82)	$195,651

YUKON-NEVADA GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
(unaudited)

(Tabular amounts in thousands of US dollars unless otherwise noted)

		As at December 31, 2010
			effect of
			transition to
	note	GAAP	IFRS	IFRS

Current assets
Cash and cash equivalents	(a)	$2,400	$(2,400)	$-
Accounts receivable and other	(a)	4,505	(1)	4,504
Inventories		21,280	-	21,280
Deferred tax assets		-	-	-
Total current assets		28,185	(2,401)	25,784

Restricted funds		32,248	-	32,248
Property plant and equipment	(a)/(c)	88,625	69,311	157,936
Mineral properties	(c)/(a)/(d)/(e)	67,926	(67,926)	-
Investment in joint venture	(a)	-	2,445	2,445
Deferred tax assets		-	-	-
Other assets		828	-	828
Total assets		217,812	1,429	219,241

Current liabilities
Accounts payable and accrued liabilities	(a)	48,949	32	48,981
Deferred revenue		-	-	-
Short term borrowings		8,926	-	8,926
Forward contracts		8,901	-	8,901
Warrants	(h)	-	10,642	10,642
Total current liabilities		66,776	10,674	77,450

Warrants	(h)	-	139,943	139,943
Long term borrowings		15,030	-	15,030
Deferred tax liabilities	(d)/(f)/(g)	15,977	569	16,546
Decommissioning and rehabilitation provision	(d)	39,550	1,521	41,071
Other long-term liabilities		18	-	18
Total liabilities		137,351	152,707	290,058

Shareholders' equity
Share capital	(f)/(h)	247,470	34,385	281,855
Warrants	(h)	65,063	(65,063)	-
Contributed surplus	(e)/(h)	16,614	13,869	30,483
Accumulated other comprehensive income (loss)	(i)	2,273	(104)	2,169
Deficit	(c)/(d)/(e)/(f)/(g)/(h)	(250,959)	(134,365)	(385,324)
Total shareholders' equity		80,461	(151,278)	(70,817)
Total liabilities and shareholders' equity		$217,812	$1,429	$219,241

YUKON-NEVADA GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
(unaudited)

(Tabular amounts in thousands of US dollars unless otherwise noted)

		March 31 2010
			effect of
			transition to
	notes	GAAP	IFRS	IFRS

Revenue		$10,158	$-	$10,158
Cost of sales	(e)	13,473	(13)	13,460
Gross profit		(3,315)	13	(3,302)
Depreciation, depletion, and amortization		1,289	-	1,289
Accretion of asset retirement obligation	(d)/(j)	719	(719)	-
			-
Income (loss) from mine operations		(5,323)	732	(4,591)
General and administration	(e)/(j)	1,006	114	1,120
Share based payment	(j)	226	(226)	-
Income (loss) from operations		(6,555)	844	(5,711)
Other (loss) income:
Income/loss from joint venture	(a)	-	(12)	(12)
Interest and other income (loss)	(h)	98	8,311	8,409
Foreign exchange gain (loss)	(c)	(740)	709	(31)
Finance costs	(d)/(j)	(44,209)	(441)	(44,650)
		(44,851)	8,567	(36,284)
Loss before income taxes		(51,406)	9,411	(41,995)
Income tax (expense) recovery
Current		-	-	-
Deferred	(f)/(g)	-	80	80
		$(51,406)	$9,491	$(41,915)
Other comprehensive income/(loss)			-
Foreign currency translation adjustments	(i)		1,102	1,102

Total comprehensive income (loss) for the year		$(51,406)	$10,593	$(40,813)

YUKON-NEVADA GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
(unaudited)

(Tabular amounts in thousands of US dollars unless otherwise noted)

		December 31 2010
			effect of
			transition to
	notes	GAAP	IFRS	IFRS

Revenue		$71,370	$-	$71,370
Cost of sales	(e)	83,378	(435)	82,943
Gross profit		(12,008)	435	(11,573)
Depreciation, depletion, and amortization		5,428	-	5,428
Accretion of asset retirement obligation	(d)/(j)	2,879	(2,879)	-
			-
Income (loss) from mine operations		(20,315)	3,314	(17,001)
Impairment of mineral properties and equipment		1,625	- (880)	745
General and administration		2,563	3,884	6,447
Exploration expenditure	(e)/(j)	963	-	963
Share based payment	(j)	4,112	(4,112)	-
Income (loss) from operations		(29,578)	4,422	(25,156)
Other (loss) income:
Income/loss from joint venture	(a)	-	(188)	(188)
Interest and other income (loss)	(h)	(14,122)	(100,831)	(114,953)
Foreign exchange gain (loss)	(c)	(1,210)	1,013	(197)
Finance costs	(d)/(j)	(49,730)	(1,794)	(51,524)
		(65,062)	(101,800)	(166,862)
Loss before income taxes		(94,640)	(97,378)	(192,018)
Income tax (expense) recovery (note 15)			-
Current		-	-
Deferred	(f)/(g)	1,545	85	1,630
		(93,095)	(97,293)	(190,388)
Other comprehensive income/(loss)			-
Foreign currency translation adjustments	(i)		2,169	2,169
			-
Comprehensive income (loss) for the year		(93,095)	(95,124)	(188,219)

YUKON-NEVADA GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
(unaudited)

(Tabular amounts in thousands of US dollars unless otherwise noted)

Explanation of reconciling items between Canadian GAAP and IFRS:

a)

IAS 31 'Interests in Joint Ventures' (“IAS 31”) provides a policy option to proportionately consolidate or use the equity method of accounting approach (as defined in IAS 28 Investments in Associates) to account for any interests held in Joint Ventures. In light of anticipated changes to IAS 31, the Company has opted to account for its interest in the YSMC Joint Venture using the equity method.

b)

IAS 12 disclosure requirements specify that all deferred taxes must be classified as non-current in nature. The current deferred tax asset as presented under Canadian GAAP has been reclassified for presentation purposes to non-current assets

c)

IAS 21 must be applied retrospectively for those entities whose functional currency has been deemed to be different to that under Canadian GAAP. This results in revaluation of non-monetary assets and liabilities being translated to the reporting currency using the closing rate on balance sheet date compared to the historical rate, or vice versa if the functional currency changes from the local currency to a foreign currency.

d)

IFRS requires all standards to be applied on a full retrospective basis including IFRIC 1 Changes in Decommissioning Obligations. However IFRS 1 provides partial relief by allowing measurement of the ARO in line with IAS 37 'Provisions, Contingent Liabilities and Contingent Assets' (“IAS 37”) as at Jan 1, 2010 and then application of an estimated historical discount rate to calculate the asset which would have been capitalised at the date the obligation first arose. In addition IFRS requires that the discount rate used in determining the asset retirement obligation reflects current market assessments of the time value of money adjusted for specific risks, not already reflected in the underlying cash flows, associated with the liability.

e)

IFRS 2 must be applied to all unvested options at date of transition. The Company has recognized an expense for certain performance related stock options under Canadian GAAP. IFRS requirements stipulate that only expense for those options likely to vest should be recognised at each period end. As it is not likely that any of the options will vest the expense recognized on those stock options has been reversed.

f)

The Company has financed a portion of its exploration expenditures through the issuance of flow-through shares. Under the terms of these share issues, the tax attributes of the related expenditures are renounced to subscribers. Canadian GAAP requires that a deferred tax liability is recognized with an offset to share capital for flow-through shares once the Company renounces the exploration expenditures to the shareholders. Following the adoption of IFRS the Company is accounting for these shares by crediting the premium paid in excess of the market value to liabilities and including the amount in income when the related tax benefits are renounced by the Company.

g)

Canadian GAAP does not allow the recognition of deferred tax on the temporary difference arising from the difference between the historic and current exchange rates used to translate non-monetary assets and liabilities of foreign operations. IAS 12 Income Taxes requires recognition of this temporary difference. For those entities which prepare tax returns in a currency which differs from their functional currency a deferred tax adjustment has been made.

h)

The recognition criteria of IAS 39 “Financial Instruments Recognition and Measurement' (“IAS 39”) has determined that the issued and outstanding Canadian dollar denominated warrants do not meet the definition of equity and are accounted for as a derivative liability.

i)	Upon adoption of IFRS 1, the company has elected to reclassify the cumulative translation differences to retained earnings at January 1, 2010.

YUKON-NEVADA GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
(unaudited)

(Tabular amounts in thousands of US dollars unless otherwise noted)

j)

Certain additional items have been reclassified for presentation purposes to comply with the requirements of IAS 1 'Presentation of Financial Statements'. The following account balances have been reclassified:

Accretion expense has been derecognised as an operating expense and in now recognised within finance costs.

Share based payments are no longer disclosed separately and are held within general and administrative expense or cost of sales dependent upon the role of the individual to who the options have been awarded.

Mineral properties have been reclassified into property, plant and equipment.

21.	Subsequent Events:

a.

Pursuant to the terms of pricing reduction offered to warrant holders who exercised their warrant holdings between March 14, 2011 and April 13, 2011, the Company issued 59,054,083 shares for proceeds of C$12.5 million for the exercise of warrants.

	b.	The Company issued 140,519,250 common shares for proceeds of C$44.9 million for the exercise of share purchase warrants.

c.

On May 18, 2011 the Company finalized the terms of the settlement with respect to the Class Action lawsuit and the terms have been signed by all parties. Once the settlement is approved by the courts a claims administrator will send out the required notice and begin the process of settling individual claims using the funds that have been placed on deposit.

d.

On May 24, 2011, the Company negotiated a non-brokered private placement to sell 33,217,993 units at a price of C$0.43 per Unit for proceeds of C$14.3 million. Each Unit consisted of one common share and one share purchase warrant exercisable to purchase one additional common share at a price of C$0.60 per share within 24 months of closing of the private placement. Use of proceeds will be for the commencement of construction on the second tailings facility at Jerritt Canyon.